Filed by Gabriel Communications, Inc.
                           pursuant to Rule 425 under the Securities Act of 1933

                                    Subject Company:  State Communications, Inc.

FOR IMMEDIATE RELEASE
---------------------

                      GABRIEL COMMUNICATIONS AND TRIVERGENT
                            ANNOUNCE MERGER AGREEMENT

      Creates super-regional ICP in 16 southeastern and midwestern states.

ST. LOUIS, MO AND GREENVILLE, SC, June 13, 2000 - Gabriel Communications and TriVergent Communications, two rapidly growing, facilities-based broadband communications companies, today jointly announced that they had entered into an Agreement and Plan of Merger to combine their two companies to form a super-regional, facilities-based integrated communications provider. The combined company has fully-funded plans to develop networks in over 40 markets in 16 contiguous midwestern and southeastern states.

The development of these networks is well underway as a result of Gabriel's pursuit of markets in the midwest and TriVergent's deployment of networks in a contiguous southeastern region. The combined company is expected to have 40 networks operational by year-end 2001 with over 9 million addressable business lines, more than 25 million total addressable lines and approximately 450 collocations in service. Their current combined equity and debt capitalization fully funds the continued development of these markets.

On a proforma  basis,  the combined  company  currently  has  approximately  800 employees and total invested and committed capital of over $800 million. TriVergent and Gabriel are currently operational in a total of 16 markets and expect that the combined company will be in over 30 markets and will have approximately 350 collocations in service by year-end 2000. Currently, both organizations are aggressively rolling out operations in additional markets as state-of-the-art switches are installed and as both organizations complete the turn-up of central office collocations and the roll-out of DSL services in their respective markets.

Robert A. Brooks, Chairman of Gabriel, will serve as Chairman of the combined company. David L. Solomon, Chief Executive Officer of Gabriel, will become Chief Executive Officer of the combined company. Charles S. Houser, Chairman and Chief Executive Officer of TriVergent, will serve as Vice Chairman of the combined company's Board of Directors. Gerard J. Howe will continue as President and COO of Gabriel Communications and, in addition, will be President, Strategic
Initiatives of the combined company. G. Michael Cassity, President and COO of TriVergent, will continue as President and COO of TriVergent and will be President and COO of the combined company.

"This combination permits us to accelerate significantly both companies' expansion into contiguous markets with no dilution in the focus of either management team's current pursuits," said David Solomon. "As Charlie Houser and I began to hold discussions it became abundantly clear to both of us that Gabriel and TriVergent share virtually an identical customer and market focus and network deployment strategy. In addition, our operating support systems are highly compatible. The combined company will have an extraordinarily deep management team with the experience and ability to successfully execute our aggressive business plans."

                                     -MORE-

                                                       Gabriel-TriVergent Merger
                                                                          Page 2

"What a tremendous opportunity this is to combine growing companies that are developing on parallel tracks," added Charlie Houser. "We believe this creates a stronger company and enhances our ability to deliver our data-centric products and services to our customers more quickly."

Robert Brooks commented that "The combination creates a world-class integrated communications provider with strong investor support and an experienced management team to realize its strategic objectives. It also presents exciting prospects for our stockholders, employees and customers."

TriVergent has been developing networks in South Carolina, North Carolina, Georgia, Florida, Alabama, Mississippi, Louisiana, Kentucky and Tennessee. Gabriel's networks reach into Missouri, Illinois, Indiana, Kansas, Oklahoma, Arkansas, Ohio, as well as Kentucky and Tennessee.

Both companies provide a broad range of dedicated broadband Internet access products, Web services, and local and long distance telephone service. Gabriel Communications, through a joint venture with Solutech, Inc., recently launched WebBizApps, a provider of a variety of web-enabled business applications for small to medium-sized businesses. Earlier this year, TriVergent debuted WebArchitect, an automated Web site design product for its customers.

"The advanced, data-centric products offered by our companies demonstrate the intent our companies have to be innovative in effectively meeting all of the communications needs of our business customers," added Charlie Houser.

The merger has been unanimously approved by the Boards of Directors of both Gabriel and TriVergent and stockholders holding more than two-thirds of the voting stock of both companies have agreed to vote their shares to approve the merger. Gabriel was advised in the transaction by Salomon Smith Barney Inc. and TriVergent was advised by Donaldson, Lufkin & Jenrette Securities Corporation and First Union Securities, Inc. The transaction is subject to regulatory approvals and clearances, receipt of required consents and other customary closing conditions. Gabriel plans to file a Registration Statement with the Securities and Exchange Commission with respect to the combination.

About Gabriel Communications, Inc.

Gabriel Communications is a rapidly growing, facilities-based integrated communications and applications services provider offering businesses and other end users the most advanced integrated communications products and services available, including local voice and data, domestic and international long distance and high-speed dedicated Internet access, web page hosting and domain name services. Gabriel packages dedicated high speed Internet access and "traditional" local and long distance telephone services with unified voice, e-mail and fax messaging and other advanced data services. Gabriel's network platforms also allow it to offer comprehensive business solutions, including browser-based business applications and database management solutions for human resources, sales, finance, inventory management and other critical business functions. During 2000,

                                     -MORE-

                                                       Gabriel-TriVergent Merger
                                                                          Page 3

Gabriel is introducing a variety of new products and services, including DSL Internet access, web design, LAN and WAN management, e-commence solutions, voice conferencing, remote access and a variety of web-enabled business applications. A privately held company, Gabriel's headquarters are located at 16090 Swingley Ridge Road in Chesterfield, MO.

Contact:
Ron Cook, Gabriel Communications
636-537-5748 (office)
314- 559-3718 (pager)

About TriVergentTM

TriVergent is a broadband telecommunications company offering automated web design and web hosting, high-speed data and voice services to small and medium-sized businesses in the southeastern United States.

Contact:
Myron Hosea, TriVergent Communications
864-370-7691

Forward-Looking Statements

Some of the statements contained in this press release that are not historical facts are "forward-looking statements" (as defined in the Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties. These forward-looking statements generally can be identified by the use of forward-looking terminology such as "will," "may," "should," "believes," "intends," "expects," "anticipates," "projects," "estimates" or "predicts" or the negative thereof or other variations thereon or comparable terminology. TriVergent and Gabriel wish to caution readers of this press release that these forward-looking statements regarding matters that are not historical facts are only predictions and estimates regarding future events and circumstances. Accordingly, Gabriel and TriVergent can give no assurance that these predictions and estimates will be realized. Actual events or results may differ materially as a result of risks facing us, including risks regarding the development of our respective businesses and the markets for our services and products.

GABRIEL AND TRIVERGENT URGE THEIR RESPECTIVE SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT TO BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION REGARDING THE BUSINESS COMBINATION TRANSACTION REFERENCED IN THE FOREGOING INFORMATION, WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. The Registration Statement will be filed with the Securities and Exchange Commission and it will be available for free at the Commission's website www.sec.gov. after it has been filed. This press release does not constitute an offer to sell or a solicitation of an offer to purchase any securities.

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